UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

CAPWEST INCOME LLC

(Exact name of issuer as specified in its charter)

Nevada	81-2843530
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification number)

2009 E. Windmill Lane Las Vegas NV 89123
(Address of Principal Executive Offices)

(702) 987-8603

(Issuer Telephone Number, Including Area Code)

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

We are a Nevada limited liability company incorporated on June 6, 2016. We specialize in commercial real estate lending. Our business model is to acquire and service loans secured by commercial real estate primarily in the southwestern United States.

Pursuant to our Offering, as qualified by the SEC on December 28, 2017, we are seeking new funding for direct investment into real estate projects via secured debt and for general corporate and working capital purposes, to be allocated at the discretion of management.

Results of Operations for the period from June 30, 2017, to December 31, 2017.

From the period from June 30, 2017 through December 31, 2017, the company did not generate any revenue. We incurred $39,909 in expenses from during that same period, compared to $76,611 during the immediately prior six-month period, from December 31, 2016 through our fiscal year ended June 30, 2017. Our expenses consisted of $39,901 in professional fees and $8 other expenses from June 30, 2017 through December 31, 2017, and $76,391 in professional fees and $220 in other expenses during the period from December 31, 2016 through June 30, 2017. We therefore recorded a net loss of $39,909 for the period from June 30, 2017 through December 31, 2017 and $76,611 during the during the period from December 31, 2016 through June 30, 2017. These expenses were paid on our behalf by U Self Direct LLC, an entity beneficially owned by our manager, Greg Herlean, by CapSource Inc. an entity owned by our manager, Steve Byrne and by one of our members, Kent Clothier. We have recorded these advances as demand loans.

As we continue with our plan of operations, as outlined in our Offering Circular, qualified December 28, 2017, we expect that our gross revenue and our expenses will increase rapidly.

Liquidity and Capital Resources

As of December 31, 2017, our working capital deficit was $114,987 and a deficit of $75,078 as of June 30, 2017. Our current assets consisted of cash in the amount of $20,058 as of December 31, 2017, and $30,278 as of June 30, 2017. Our current liabilities at December 31, 2017 totaled $135,045 and $105,356 as of June 30, 2017.

Our Offering Circular, qualified December 28, 2017, registers for sale up to $40,000,000 in unsecured promissory notes. As of December 31, 2017, we had not sold any notes and as of March 30, 2018, we had sold a total of $3,741,350 in principal amount of our promissory notes.

To date, our operations have been funded through the sale of common membership interest units in private offerings and demand loans from our members or entities controlled by our managers. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing revenue sufficient to fund our ongoing expenses. Until we are able to sustain our ongoing operations through operating revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements. We do not have any formal commitments or arrangements for the sales of equity or the advancement or loan of funds at this time. There can be no assurance that such additional financing will be available to us on acceptable terms, or at all.

Item 2. Other Information

None.

Item 3. Financial Statements

CAPWEST INCOME LLC

FINANCIAL STATEMENT

December 31, 2017

CAPWEST INCOME LLC

December 31, 2017

CAPWEST INCOME LLC
CONDENSED BALANCE SHEETS

	December 31, 2017 (Unaudited)	June 30, 2017 (Audited)
ASSETS
CURRENT ASSETS:
Cash & cash equivalents	$20,058	$30,278
TOTAL ASSETS	$20,058	$30,278
LIABILITIES AND MEMBERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$1,695	$2,006
Demand loans payable - related parties	133,350	103,350

TOTAL LIABILITIES	135,045	105,356

MEMBERS' (DEFICIT (75,000 units authorized, issued and outstanding)	(114,987)	(75,078)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$20,058	$30,278

See accompanying notes to condensed financial statements.

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF OPERATIONS
For the Six Month Ended December 31, 2017 and 2016

	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
OPERATING EXPENSES
Professional fees	$39,901	$76,391
Other expenses	8	220
TOTAL OPERATING EXPENSES	39,909	76,611
NET LOSS	$39,909	$76,611

See accompanying notes to condensed financial statements.

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF MEMBERS' EQUITY
For the Six Month Ended December 31, 2017 (Unaudited)

	Common Units	Members' Equity (Deficit)
Balance - July 1, 2017	75,000	$(75,078)

Net loss	—	(39,909)

Balance - December 31, 2017	75,000	$(114,987)

See accompanying notes to condensed financial statements.

CAPWEST INCOME LLC
CONDENSED STATEMENTS OF CASH FLOWS
For the Six Month Ended December 31, 2017 and 2016

	December 31, 2017 (Unaudited)	December 31, 2016 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(39,909)	$(76,611)
Changes in operating assets and liabilities:
Decrease in accounts payable	(311)	(3,099)

NET CASH USED IN OPERATING ACTIVITIES	(40,220)	(79,710)
CASH FLOWS FROM FINANCING ACTIVITIES

Increase in demand loans payable - related parties	30,000	5,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	30,000	5,000

NET DECREASE IN CASH AND CASH EQUIVALENTS	(10,220)	(74,710)

CASH AND CASH EQUIVALENTS, beginning of period	30,278	74,970
CASH AND CASH EQUIVALENTS, end of period	$20,058	$260

See accompanying notes to condensed financial statements.

CAPWEST INCOME LLC

Notes to Financial Statements

December 31, 2017

NOTE 1	-	NATURE OF BUSINESS
Nature of Business

CapWest Income LLC (the “Company”) was formed in the State of Nevada on June 6, 2016 (“Inception”) as a limited liability company and shall be perpetual until the dissolution and the completion of the winding up of the Company following a liquidating event, as defined in the Operating Agreement. The purposes of the Company are to acquire, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes and make such additional investments and engage in such additional business endeavors as may be authorized pursuant to the Company’s Operating Agreement of otherwise as the Members may approve.

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s condensed financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of its financial statements requires it to make estimates and assumptions that affect, among other areas, the reported amounts of liabilities. These estimates and assumptions also impact expenses and disclosures in its financial statements and accompanying notes. Although these estimates are based on its knowledge of current events and actions it may undertake in the future, actual results may differ from these estimates and assumptions. All amounts are presented in U.S. dollars, unless otherwise noted.

Going Concern

The Company’s financial statements are prepared using U.S. GAAP applicable to a going concern, which contemplate the realization of assets and satisfaction of liabilities in the normal course of business. The Company has not yet established a stable ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its members and the attainment of profitable operations. The Company has a net operating loss in the amount of $39,909 for the six month period ended December 31, 2017 and a members’ deficit in the amount of $114,987 at December 31, 2017. Those factors, and the Company’s lack of operational history, raise substantial doubt as to its ability to continue as a going concern.

In order to continue as a going concern, the Company needs to develop a reliable source of revenues, and achieve a profitable level of operations. During the period from July 1, 2017 through December 31, 2017, the Company has been involved in the formation stage. On January 18, 2018 the company received its first investor into the Fund. To fund operations for the next twelve months, the Company projects a need for $300,000 that will have to be raised through member contributions or profits generated through operating activities.

CAPWEST INCOME LLC

Notes to Financial Statements

December 31, 2017

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturity of three months or less at the time of issuance to be cash equivalents. The Company did not have cash equivalents as of December 31, 2017 and June 30, 2017.

From time to time, the Company may maintain bank balances in checking and/or interest bearing accounts in excess of the $250,000 currently insured by the Federal Deposit Insurance (“FDIC”). The Company did not experience any losses with respect to cash. Management believes the Company is not exposed to any significant credit risk with respect to cash and has no balances above $250,000.

Fair Value of Financial Instruments

In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 820, Fair Value Measurement and Disclosure, the Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures.

The Company bases fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When observable market prices and data are not readily available, significant management judgment is often necessary to estimate fair value.

In those cases, different assumptions could result in significant changes in valuation and may not be realized in actual sale. Additionally, inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates, and expected cash flows could significantly affect the results of current or future values.

The Company’s financial instruments consisted of cash, accounts payable and demand loans payable to related parties. The estimated fair value of cash, accounts payable and demand loans payable to related parties approximate its carrying amount due to the short maturity of these instruments.

CAPWEST INCOME LLC

Notes to Financial Statements

December 31, 2017

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC No. 605, Revenue Recognition. Revenue will be recognized when there is evidence of an arrangement, a determinable fee, and when collection is considered to be probable and services are provided. This generally will occur when the Company acquires, manage, administrate, protect, conserve, and sell or otherwise dispose of secured promissory notes.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Long-Lived Assets

In accordance with ASC 360, Accounting for the Impairment or Disposal of Long- Lived Assets, long-lived assets, such as property and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As of December 31, 2017 and June 30, 2017 the Company had no long-lived assets.

Income Taxes

A Limited Liability Company is not subject to federal income tax, but may be subject to certain state taxes. Each Member is individually liable for taxes on his/her share of the Company’s income or loss. The Company files a U.S. federal and may file various state income tax returns. The Company’s filed its first tax return and its 2017 tax return is due ninety days after December 31, 2017.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high credit-quality FDIC-insured financial institutions.

CAPWEST INCOME LLC

Notes to Financial Statements

December 31, 2017

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Outstanding Litigation

From time to time, we are subject to other claims and legal actions that arise in the ordinary course of business. We believe that the ultimate liability with respect to these claims and legal actions, if any, will not have a material effect on our financial position, results of operations or cash flows. Any legal costs resulting from claims or legal actions are expensed as incurred.

NOTE 3	-	DEMAND LOANS PAYABLE – RELATED PARTIES
U Self Direct LLC, a Nevada Limited Liability Company (“USD”), a related party through common ownership, CapSource, Inc., a Nevada Corporation (“CapSource”), a related party through common ownership, and Kent Clothier, Member, advanced funds and paid certain registration, legal and accounting expenses on behalf of the Company without any repayment terms. Therefore, these advances were recorded as demand loans. The demand loans balance due to USD and Kent Clothier was $122,169 and $11,181, respectively, as of December 31, 2017. The demand loans balance due to USD and Kent Clothier was $92,169 and $11,181, respectively, as of June 30, 2017.

NOTE 4	-	MEMBERS’ EQUITY
The Company has authorized 75,000 common units, all of which are issued and outstanding as of December 31, 2017 and June 30, 2017. The common units issued and outstanding are voting common units, as defined in the Operating Agreement. Profits and losses are allocated to the members in accordance with ownership percentages. Distribution to members shall be distributed to the members based on their ownership percentages. The managers of the Company may from time to time designate a preferred unit, which shall be designated in series by the managers and are denoted as Series A Preferred Units, Series B Preferred Units, etc. Preferred units shall, when designated by the managers, state the rights, preferences and privileges of such units. No preferred units have been designated by the managers as of December 31, 2017 and June 30, 2017.

NOTE 5	-	SUBSEQUENT EVENT
The Funds has been approved by the SEC and the company has received investors’ funds. As of March 30, 2018 the fund has received $3,741,350 in investor funds and has loaned out $1,277,050 on various projects.

 Item 4. Exhibits

Exhibit Number	Description
1.1*	Advisory Agreement with Jumpstart Securities LLC
1.2*	Broker-Dealer Agreement with JumpStart Securities LLC
2.1*	Articles of Organization
2.2*	Operating Agreement
2.3*	Amended Operating Agreement
3.1*	Form of Promissory Note
4.1*	Form of Subscription Agreement
6.1*	Technology Agreement with Fund America
8.1*	Escrow Agreement

*Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

April 3, 2018

CAPWEST INCOME LLC

 /s/Gregory Herlean

By: /s/ Gregory Herlean

Its: Manager

/s/Steve Byrne

By: /s/ Steve Byrne

Its: Manager

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

April 3, 2018

/s/Steve Little

By: /s/ Steve Little

Its: Chief Financial Officer